Exhibit 99.1

November 7, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We hereby inform you that, as of the date hereof, the Board of Directors of Grupo Financiero Galicia S.A. (“GFG”) has approved the assumption of an irrevocable commitment to increase the capital of GFG’s subsidiary, Banco de Galicia y Buenos Aires Sociedad Anónima, in an amount up to Ps. 7,000,000,000 (Seven billion Pesos), which will be accomplished within the framework of the corporate reorganization that was publically disclosed on October 12, 2017. The capital increase will be consummated once all the necessary regulatory approvals related to the split-merger of Tarjetas Regionales S.A have been obtained.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com